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                            January 11, 2023

       Gregory A. Beard
       Chief Executive Officer and Co-Chairman
       Stronghold Digital Mining, Inc.
       595 Madison Avenue, 28th Floor
       New York, New York 10022

                                                        Re: Stronghold Digital
Mining, Inc.
                                                            Amendment No. 2 to
Form S-1 Registration Statement on
                                                            Form S-3
Registration Statement
                                                            Filed December 23,
2022
                                                            File No. 333-267869

       Dear Gregory A. Beard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-3 Filed December 23, 2022

       General

   1. We note your response to prior comment 1 that the company has not been directly impacted by any of the
recent bankruptcies in the digital asset space. Please expand your disclosure to make
clear whether there has been any material indirect impact. For example, we note that
the company entered into a hosting agreement with Foundry, which is a subsidiary of the
Digital Currency Group (parent company of Genesis), and you list
                                                        Coinbase and NYDIG in
your 10-K as storage solutions for your digital assets while your registration statement
only refers to Anchorage as a custodian. Please expand your
                                                        response to our prior
comment and, if appropriate, your disclosure to discuss whether any
 Gregory A. Beard
Stronghold Digital Mining, Inc.
January 11, 2023
Page 2
      third parties that you engage in material business transactions with have liquidity or insolvency issues that have or may materially affect your financial condition or results of operation.
2. We note the company recently filed two Forms 8-Ks. Please specifically incorporate the
      Forms 8-Ks or revise page iii to make clear that you incorporate by reference all of your
      Exchange Act filings after the date of the initial registration statement and prior to effectiveness. For guidance, refer to Question 123.05 of the Securities Act Forms
      Compliance and Disclosure Interpretations.
       Please contact Alexandra Barone, Staff Attorney at (202) 551-8816 or Larry Spirgel,
Office Chief, at (202) 551-3815 with any questions.



                                                            Sincerely,
FirstName LastNameGregory A. Beard
                                                            Division of
Corporation Finance
Comapany NameStronghold Digital Mining, Inc.
                                                            Office of
Technology
January 11, 2023 Page 2
cc:       Daniel LeBey
FirstName LastName